Paul Hastings LLP

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telephone (415) 856-7000

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www.paulhastings.com

June 30, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds—File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on May 3, 2022 and June 27, 2022 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 93 (the “Amendment”), which contained proposed disclosure with respect to three new series of the Registrant that will be operated as actively managed exchange traded funds (the “Funds”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Amendment, unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed soon after the date of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1. Comment: Please add the phrase “free of charge” to the legend on the first page of the prospectus with respect to shareholder reports.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

2. Comment: On page 1 of the Prospectus, under the “Example of Fund Expenses” please use the term “sell” rather than “redeem” in the narrative.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

3. Comment: On page 2 of the prospectus, under “Principal Investment Strategy” with respect to the determination of location please address the following: (a) under (B)(ii), please specify the percentage of assets and operations constituting “significant” assets and operations, instead of using the word “significant” and reference is made to footnote 26 from the final release for Rule 35d-1; (b) under (B)(iii), please specify the

Securities and Exchange Commission

June 30, 2022

percentage of assets constituting “principally secured or backed” and reference is made to footnote 26 from the final release for Rule 35d-1; and (c) under (B)(iv), with respect to a “recognized securities index,” please specify the particular index. Please supplementally refer to the index sponsor’s white paper or other document describing the criteria for that index to confirm whether it is an appropriate index. Note that this comment applies to all Funds. Additionally, with respect to the Principal Investment Strategies for the Matthews China Active ETF, in that same paragraph, please also use the word “China” rather than the more generic words “country,” “region” or “Asian (or specific country)” because this Fund focuses only on China.

Response: Comment accepted. The Registrant will revise the disclosure accordingly to specify the relevant percentages (which will be over 50% as specified in the adopting release referenced above), and will specify the relevant index(es) for each Fund.

4. Comment: Please consider whether to include additional risk disclosure about emerging and frontier markets in the prospectus summary rather than just in the back part of the statutory prospectus. Please consider in that regard the Staff’s Accounting and Disclosure Information (ADI) 2020-11.

Response: Comment accepted. The Registrant will revise the disclosure accordingly to include additional risk information about emerging markets in the summary section.

5. Comment: Under the “Past Performance” heading on page 4 with respect to the Matthews Asia Innovators Active ETF, please confirm that the specified benchmark index is an appropriate broad based securities market index. Please apply this same comment to the other Funds.

Response: Comment acknowledged. The Registrant confirms that each Fund’s specified benchmark index is an appropriate broad based securities market index. Each Fund has a corresponding mutual fund (not an exchange traded fund) following the same principal investment strategies that uses the same benchmark index. In each case, the specified benchmark index reflects the broad securities market that is representative of the investment universe from which the Fund selects investments.

6. Comment: With respect to the Matthews Asia Innovators Active ETF, in the principal strategies section, the disclosure states that the Fund “expects, but is not required to” concentrate in the science and technology related industries. Please revise that disclosure to state that the Fund will so concentrate (rather than “may” concentrate). In as much as it appears that the science industry and the technology industries are not related, please revise the concentration policy so that the Fund will concentrate in the science industry (which appears to be healthcare) and will also concentrate in the technology industry (which appears to be information technology) or please explain why the primary economic characteristics of the science and technology industries are not materially different. The Staff refers the Registrant to GIC codes, which have, for example, different codes for information technology and healthcare, suggesting that science and technology related industries have different characteristics.

Response: Comment acknowledged. Management of the Fund has decided that the Fund will not concentrate in any industry, and its concentration policy in the SAI will be revised accordingly. However, the Registrant will revise that prospectus disclosure to generally state that the Fund expects to focus on investments in the common and preferred stocks of companies in science-related and technology-related sectors.

Securities and Exchange Commission

June 30, 2022

7. Comment: The principal risks for the Matthews Asia Innovators Active ETF include the consumer discretionary sector. Please refer to investments in the consumer discretionary sector as a principal strategy.

Response: Comment accepted. The Registrant will disclose under this Fund’s principal strategies that, in additional to the sectors noted in the response to comment 6 above, the implementation of the principal investment strategies of the Fund may result in a significant portion of the Fund’s assets being invested from time to time in one or more additional sectors, including the consumer discretionary sector.

8. Comment: The Matthews China Active ETF, as part of its 80% test, refers to the administrative and other districts of China. Please list those other districts as part of that disclosure.

Response: Comment accepted. The Registrant will revise that sentence to list those other districts such as Macau.

9. Comment: With respect to the Matthews China Active ETF, please include in the summary of principal risks some disclosure with respect to variable interest entities such as later appearing in the statutory prospectus.

Response: Comment accepted. The Registrant will revise that disclosure accordingly to include a summary version of the risk disclosure on page 24 with respect to that risk.

10. Comment: The principal risks for the Matthews China Active ETF include the consumer discretionary and financial services sectors. Please refer to investments in the consumer discretionary and financial services sectors as a principal strategy.

Response: Comment accepted. The Registrant will disclose that the implementation of the Fund’s principal investment strategies may result in a significant portion of the Fund’s assets being invested from time to time in one or more sectors, including the consumer discretionary and financial services sectors.

11. Comment: The summary section of the prospectus with respect to each Fund has a cross-reference to disclosure addressing items 6, 7 and 8 of Form N-1A related to purchase and sale information, tax information and disclosure about financial intermediary compensation. That portion of the summary section appears to have been omitted. Please submit it as part of the response letter for review.

Response: Comment accepted. That disclosure was included starting on page 33 of the Amendment, as noted in Comment 16 below. The Registrant will move that disclosure to the summary section of the prospectus.

12. Comment: In the section describing principal risks for all funds starting on page 16, there are several risks listed, such as high yield risks, that do not appear to be part of the principal strategy for any Fund. Please remove risks from this section that do not correspond to a principal strategy for any Fund in the prospectus.

Response: Comment accepted. The Registrant will remove certain risks from that section accordingly and move certain other risks to the “Additional Risks” section of the statutory prospectus.

Securities and Exchange Commission

June 30, 2022

13. Comment: On page 30, please delete the paragraph about market timing risk or revise it given that there are no redemptions by shareholders.

Response: Comment accepted. The Registrant will remove that paragraph given that only authorized participants will engage in redemption transactions, which mitigates that risk.

14. Comment: Under “Management of the Funds” on page 31, please explain supplementally how Matthews can delegate portfolio management responsibilities with respect to the Funds to a subsidiary.

Response: Comment acknowledged. The delegation arrangement described in that section was implemented based on the no-action letter Uniao de Bancos de Brasileiros S.A. (pub. avail. July 28, 1992) and various subsequent no-action letters that permit SEC-registered investment advisers to use their unregistered foreign affiliates to provide investment management services to clients (including registered investment companies) without the need for those foreign affiliates to become registered, provided the various specified conditions are satisfied. Importantly, the personnel of the foreign affiliate providing services to the Funds are doing so as “supervised persons” and “access persons” of Matthews. This arrangement was also presented to and discussed with the Board of Trustees of the Registrant.

15. Comment: Please also address (in the statement of additional information) the compensation of co-managers as well as lead managers if the co-managers are named in the prospectus as they are on page 32.

Response: Comment accepted. Co-managers have the same compensation structure as lead managers, except that co-managers do not receive equity in Matthews. The compensation section in the statement of additional information will be revised to add that clarification.

16. Comment: Information required by Items 6, 7 and 8 is provided starting on page 33. Please include the required portions of that information in the summary section of the prospectus as noted by prior comment number 11.

Response: Comment accepted. The prospectus will be revised accordingly, as noted in Comment 11 above.

17. Comment: On page 33, under “Market Timing,” please delete the last sentence about rejecting purchase orders.

Response: Comment accepted. That disclosure will be revised accordingly.

18. Comment: On page 35, under “Rule 12b-1 Plan,” please disclose that, because these fees are paid out of the fund over time, these fees will increase the cost of the investment and may cost more than other types of sales charges, as required by Item 12(b)(2) of Form N-1A.

Response: Comment accepted. That disclosure will be revised accordingly.

Securities and Exchange Commission

June 30, 2022

Statement of Additional Information

19. Comment: Under “Funds’ Policies” on page 34, please revise policy number 4 related to the Matthews Asia Innovators Active ETF to say instead that the “Matthews Asia Innovators Active ETF will not concentrate in any industry except that it will concentrate in the following industries” and list those industries.

Response: Comment acknowledged. The Matthews Asia Innovators Active ETF will not concentrate in any industry. That disclosure in the statement of additional information will be revised accordingly.

20. Comment: On page 51, in the second paragraph, please delete the words “that may not be waived” because there are no rights under the federal securities laws that can be waived. Reference is made to Section 14 of the Securities Act of 1933, as amended, Section 29 of the Securities Exchange Act of 1934, as amended, and Section 47(a) of the Investment Company Act of 1940, as amended.

Response: Comment accepted. The statement was intended to state that those rights cannot be waived, but the disclosure will be revised accordingly.

21. Comment: On page 65, under “Acceptance of Orders of Creation Units,” please revise the phrase about the rejection of an order transmitted by the transfer agent to remove the word “absolute” before the word “right,” replace the words “including, without limitation” with the word “if” and add the words “for any legally permissible reason . . . .” Please also delete items (d) and (f) from the list about tax consequences and adverse effects. The Staff takes the position that acceptance of orders for creation units is essential to preserving the arbitrage mechanism for ETFs.

Response: Comment accepted. That disclosure will be revised accordingly.

22. Comment: On page 66, under “Redemption Transaction Fee,” please disclose that the maximum fee (including the fixed and variable portions together) may not exceed 2%.

Response: Comment accepted. That disclosure will be revised accordingly.

Supplemental Prospectus Comments

23. Comment: With respect to the last paragraph under “Principal Investment Strategy” for the Matthew China Active ETF, please address the following comments on the ESG disclosure: (i) please revise the fourth sentence as follows for clarity (new words are underlined): “Not all of the Fund’s investments will demonstrate those ESG characteristics, and there could be instances where Matthews is unable to assess whether companies have such a commitment or follow good governance practices.”; (ii) in the third sentence that begins “For example” please instead state the ESG factors to be used rather than one example and note that the Registrant can provide a more detailed list later in the prospectus under Item 9 if a summary list is presented in this summary section; (iii) following the sentence about exclusionary ESG screens, please provide a list of those exclusionary screens and note that the Registrant can provide a more detailed listed later in the prospectus under Item 9 if a summary list is presented in this summary section.

Response: Comment accepted. That disclosure will be revised accordingly.

Securities and Exchange Commission

June 30, 2022

Other Sections

24. Comment: Please identify the principal accounting officer on the signature page.

Response: Comment accepted. That title will be added to the appropriate signatory (the Treasurer).

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC